UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934
(Amendment No. 7)*†

NVE Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

629445206

(CUSIP Number)

February 28, 2015

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)†
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

† On January 28, 2015, the Reporting Persons filed Amendment No. 3 to the Schedule 13D previously filed with respect to their holdings of NVE Corporation Common Stock, in which they stated that, in accordance with SEC Rule 13d-1(h), going forward they would provide reportable information regarding their holdings on Schedule 13G pursuant to SEC Rule 13d-1(b).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629445206	13G	Page 2 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 524,056 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 524,056 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,056 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 10.8% as of February 28, 2015 (based on 4,857,953 shares of Common Stock issued and outstanding as of January 16, 2015, per NVE Corporation Form 10-Q dated January 21, 2015).

12.	Type of Reporting Person IA/CO

CUSIP No. 629445206	13G	Page 3 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Douglas Granat

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 524,056 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 524,056 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,056 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 10.8% as of February 28, 2015 (based on 4,857,953 shares of Common Stock issued and outstanding as of January 16, 2015, per NVE Corporation Form 10-Q dated January 21, 2015).

12.	Type of Reporting Person IN/HC

CUSIP No. 629445206	13G	Page 4 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 524,056 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 524,056 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,056 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 10.8% as of February 28, 2015 (based on 4,857,953 shares of Common Stock issued and outstanding as of January 16, 2015, per NVE Corporation Form 10-Q dated January 21, 2015).

12.	Type of Reporting Person IN/HC

CUSIP No. 629445206	13G	Page 5 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 524,056 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 524,056 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,056 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 10.8% as of February 28, 2015 (based on 4,857,953 shares of Common Stock issued and outstanding as of January 16, 2015, per NVE Corporation Form 10-Q dated January 21, 2015).

12.	Type of Reporting Person IN/HC

CUSIP No. 629445206	13G	Page 6 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Bradley F. Simon

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 524,056 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 524,056 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,056 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 10.8% as of February 28, 2015 (based on 4,857,953 shares of Common Stock issued and outstanding as of January 16, 2015, per NVE Corporation Form 10-Q dated January 21, 2015).

12.	Type of Reporting Person IN/HC

CUSIP No. 629445206	13G	Page 7 of 10

Item 1(a)	Name of Issuer: NVE Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices: 11409 Valley View Road Eden Prairie, Minnesota 55344

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)

Citizenship

Trigran Investments, Inc.

630 Dundee Road, Suite 230

Northbrook, IL 60062

Illinois company

Douglas Granat

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Lawrence A. Oberman

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Steven G. Simon

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Bradley F. Simon

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

2(d)	Title of Class of Securities: Common Stock, $0.01 Par Value
2(e)	CUSIP Number: 629445206

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

CUSIP No. 629445206	13G	Page 8 of 10

Item 4	Ownership:(1)
	(a)	Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
	(b)	Percent of class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
		(ii)	Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
		(iii)	Sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
		(iv)	Shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

(1)  Douglas Granat, Lawrence A. Oberman, Steven G. Simon and Bradley F. Simon are the controlling shareholders and/or sole directors of Trigran Investments, Inc. and thus may be considered the beneficial owners of shares beneficially owned by Trigran Investments, Inc.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Owners of accounts managed by Trigran Investments, Inc. have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.  Except as described below, no such account has such power with respect to more than five percent of the class of securities to which this Schedule 13G relates.

Trigran Investments, Inc. provides investment advisory services to Trigran Investments, L.P., a private investment partnership for which Trigran Investments, Inc. has sole investment discretion and voting authority.  Trigran Investments, L.P. beneficially owns more than five percent of the class of securities to which this Schedule 13G relates and has separately filed a Schedule 13G to disclose its holdings.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

CUSIP No. 629445206	13G	Page 9 of 10

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 5th day of March, 2015

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name:	Lawrence A. Oberman
Title:	Executive Vice President and Director

/s//Douglas Granat
Douglas Granat

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Steven G. Simon
Steven G. Simon

/s/ Bradley F. Simon
Bradley F. Simon

CUSIP No. 629445206	13G	Page 10 of 10

INDEX TO EXHIBITS	PAGE

EXHIBIT 1: Agreement to Make a Joint Filing	1